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                                                  Filed by Zimmer Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Centerpulse AG
                                                   (Registration No. 333-105561)

                                           Subject Company: InCentive Capital AG
                                                   (Registration No. 333-105562)


On July 25, 2003, Zimmer Holdings, Inc. issued the following press release.

Contact:
           MEDIA                                        INVESTORS
           Brad Bishop                                  Sam Leno
           574/372-4291                                 574/372-4790
           bradley.bishop@zimmer.com                    sam.leno@zimmer.com

             ZIMMER WELCOMES SWISS FEDERAL BANKING COMMISSION ORDER

(WARSAW, IN) JULY 25, 2003 - Zimmer Holdings, Inc. (NYSE: ZMH) today announced that on July 23, 2003 the Swiss Federal Banking Commission issued an order confirming the recommendation of the Swiss Takeover Board that all shareholders of InCentive Capital AG may freely tender into the offer of Zimmer or Smith & Nephew for InCentive. The Federal Banking Commission and Takeover Board decisions invalidate the provision of an agreement between the principal shareholders of InCentive and Smith & Nephew in which the principal shareholders of InCentive waived the right to revoke their acceptance of the Smith & Nephew offer. The Federal Banking Commission also upheld the timetable established by the Takeover Board which, among other things, dictated that the Zimmer and Smith & Nephew offers for Centerpulse and InCentive will expire on August 27, 2003, unless extended.

Zimmer said it is pleased with the order of the Federal Banking Commission because it allows shareholders to accept Zimmer's superior offer. Zimmer believes that the terms of its offers represent a compelling opportunity to maximize the value for shareholders of Zimmer, Centerpulse and InCentive by creating the #1 pure-play global orthopaedics company.
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SAFE HARBOR STATEMENT
This press release contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital AG, a significant shareholder of Centerpulse. These forward looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the exchange offers for shares of Centerpulse and InCentive Capital AG. Investors and security holders should note that the exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital AG and are subject to certain conditions. In connection with the exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a prospectus/offer to purchase) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital AG and Zimmer are advised to read
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these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

ABOUT ZIMMER HOLDINGS, INC.
Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. Zimmer manufactures and markets other products related to orthopaedic surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Additional contacts:

          Switzerland:     Hirzel. Neef. Schmid. Konsulenten
                           Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch
                           Andreas Thommen/+41 43 344 42 49/
                           a-thommen@konsulenten.ch

          U.K.:   M Communications
                  Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com Nick Miles/+44 207 153 1535/miles@mcomgroup.com